Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 18, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 41	April 18, 2007	Intimating that the Company's Board Meeting will be held on April 26, 2007 to consider, inter alia, the Unaudited Financial Results of the Company for the quarter/ year ended on March 31, 2007.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl :   a/a

PROCESSED

APR 2 6 2007

THOMSON
FINANCIAL

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 18, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Thursday, April 26, 2007** to consider, inter alia, the Unaudited Financial Results of the Company for the quarter / year ended on March 31, 2007.

We shall inform you the details after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

END